UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-05647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Administrator of

Mattel, Inc. Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mattel, Inc. Personal Investment Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 19, 2015

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2014	December 31, 2013
	(In thousands)
ASSETS

Investments	$948,677	$933,746
Receivables:
Notes receivable from participants	8,704	9,157
Employer contributions	996	874
Participant contributions	1,052	958
Due from brokers for securities sold	1,866	477
Interest and dividends	342	266
Transfer of assets into plan	7,198	—

Total receivables	20,158	11,732

Total assets	968,835	945,478

LIABILITIES
Accrued expenses	437	256
Due to brokers for securities purchased	1,922	728

Total liabilities	2,359	984

Net assets available for benefits, at fair value	966,476	944,494
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,460)	(760)

Net assets available for benefits	$964,016	$943,734

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014

(In thousands)
Additions
Investment income:
Net appreciation in fair value of investments	$34,078
Interest and dividends	8,331

Total investment income	42,409
Interest income on notes receivable from participants	340
Contributions:
Employer	28,811
Participant	33,939

Total contributions	62,750

Total additions	105,499

Deductions
Benefits paid to participants	(90,874)
Administrative expenses	(1,541)

Total deductions	(92,415)

Net increase before transfer of assets	13,084
Transfer of assets into plan	7,198

Net increase	20,282

Net assets available for benefits:
Beginning of year	943,734

End of year	$964,016

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plan

The Mattel, Inc. Personal Investment Plan (the “Plan” or “PIP”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The PIP is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.

The Plan is sponsored and administered by the Company, acting by and through the Administrative Committee. The Plan’s assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”) and the recordkeeper is Aon Hewitt.

On April 30, 2014, the Company acquired MEGA Brands Inc., (“MEGA Brands”). On December 31, 2014, the Company merged the MEGA Brands America 401(k) Savings Plan (“MEGA Brands 401(k) Plan”) with and into the Plan. The MEGA Brands employees that were participants of the MEGA Brands 401(k) Plan as of December 31, 2014 became participants of the Plan as of January 1, 2015.

Eligibility

Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 or older are eligible to participate in the PIP after a 90-day waiting period has been completed and American Girl variable employees are not eligible to participate.

Contributions

For Plan participants, excluding participants who are also participating in the Mattel Cash Balance Plan, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Plan. For all Plan participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution election of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by two percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic two percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and automatic contribution increases at any time.

All contributions made to the Plan are subject to annual limitations imposed by the Internal Revenue Code.

Plan participants are able to direct all contributions into one or more of the 15 separate investment funds available under the Plan in 2014 and 2013, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or transfer more than 25 percent of their account balances to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, allowing them to limit or eliminate their exposure to market changes in the Company’s stock price.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants become fully vested in the balance of their accounts while an employee upon attainment of age 65, total and permanent disability or death.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their accounts. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent, set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 9.25 percent at December 31, 2014 and 4.25 to 10.50 percent at December 31, 2013. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce Company contributions in the future. Forfeitures used to reduce Company contributions in 2014 were approximately $1,733,000.

Payment of Benefits

Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten, or fifteen years, unless the distributable benefit is less than $1,000, in which case the payment is made in a lump sum.

Expenses of the Plan

Investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment contracts held by the Plan are reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts, as well as adjustments from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Valuation of Investments

The Plan’s investments are stated at fair value and are valued as follows:

The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days and are fully benefit-responsive to participant transactions at the measurement date. Investments in common stock, including the Company’s common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded. The stable asset fund holds primarily guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the fair value of the individual underlying securities, which are primarily composed of high-quality fixed income securities and a collective trust fund. The fair value of the fixed income securities is determined based on valuations provided by an independent pricing service, which uses multiple valuation techniques that incorporate available market information and proprietary valuation models, which consider market characteristics, such as benchmark yield curve, credit spreads, estimated default rates and other security features. The fair value of the collective trust fund is based on the net asset value of shares held. The fair value of the synthetic GICs’ wrapper contract is determined using a market approach discounting methodology, which incorporates the difference between current market level rates for contract wrap fees and the wrap fee being charged.

In determining the net assets available for benefits, the GICs and synthetic GICs are considered to be fully benefit-responsive and thus adjusted to contract value, which is equal to the principal balance plus accrued interest. Full or partial Plan sponsor-directed redemptions or terminations of the GICs and synthetic GICs may be delayed for up to 30 days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based on the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2014 or 2013.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2014 and December 31, 2013 totaled $1,186,000 and $161,000, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investment Contracts

The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan. The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.

For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.

The average yield earned on the underlying investments equaled approximately 2% and 1% in 2014 and 2013, respectively. The average yield earned, reflecting actual crediting rates to participants, equaled approximately 2% and 1% in 2014 and 2013, respectively.

As described in Note 2, because the GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2014 and 2013, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and synthetic GIC wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap contract, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the advisor without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap contract becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.

4.	Tax Status of the Plan

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter, however, the Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

5.	Related-Party Transactions

The Company and Wells Fargo are parties-in-interest. The Plan’s investment managers include BlackRock Financial Management, Institutional Capital Management, Morley, Northern Trust Company, Pyramis Global Advisors, PIMCO, and Lazard Asset Management, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

The Plan had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2014, purchases and sales of the Company’s common stock totaled $4,864,000 and $10,425,000, respectively, and the purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $109,807,000 and $108,785,000, respectively.

6.	Plan Termination

The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.

7.	Investments

The following investments individually represent five percent or more of the Plan’s net assets (in thousands):

	December 31, 2014	December 31, 2013
S&P 500 Equity Index Fund	$170,397	$153,117
Wilshire 4500 Equity Index Fund	65,476	63,582
Intermediate Bond Index Fund	65,125	(a)
International Equity Index Fund	64,856	61,628
LifePath 2040 Index Fund	57,361	(a)
Prudential Trust Co. Collective Trust at fair value (contract value of $47,396,000 and $51,335,000, respectively)	48,717	51,687
Mattel, Inc. stock fund	(b)	47,684

(a)	The Intermediate Bond Index Fund and LifePath 2040 Index Fund did not represent five percent or more of the Plan’s net assets at December 31, 2013.
(b)	The Mattel, Inc. stock fund did not represent five percent or more of the Plan’s net assets at December 31, 2014.

The Plan’s investments include realized gains and losses on investments sold and unrealized gains and losses on investments held. The Plan’s investments appreciated during the year ended December 31, 2014 as follows (in thousands):

Common and commingled trust funds	$31,877
Mutual fund	2,349
Common stock	(148)

Net appreciation in fair value of investments	$34,078

The Company has directed the Trustee to invest any excess cash balances in the Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

8.	Fair Value Measurements

The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•	Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$20,265	$—	$20,265
Common stock:
Large Cap	104,678	—	—	104,678
Small/Mid Cap	67,197	—	—	67,197
Mattel, Inc. common stock	26,211	—	—	26,211

Total common stock	198,086	—	—	198,086
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	170,397	—	170,397
Wilshire 4500 Equity Index Fund	—	65,476	—	65,476
Intermediate Bond Index Fund	—	65,125	—	65,125
International Equity Index Fund	—	64,856	—	64,856
LifePath 2040 Index Fund	—	57,361	—	57,361
LifePath 2030 Index Fund	—	47,808	—	47,808
LifePath 2020 Index Fund	—	37,594	—	37,594
LifePath Retirement Index Fund	—	25,535	—	25,535
International Equity Fund	—	13,389	—	13,389

Total common and commingled trust funds	—	547,541	—	547,541
Income mutual fund	4,175	—	—	4,175
Synthetic guaranteed investment contracts	—	166,438	—	166,438
Guaranteed investment contracts	—	—	12,172	12,172

Total investments	$202,261	$734,244	$12,172	$948,677

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$25,722	$—	$25,722
Common stock:
Large Cap	103,455	—	—	103,455
Small/Mid Cap	66,698	—	—	66,698
Mattel, Inc. common stock	47,684	—	—	47,684

Total common stock	217,837	—	—	217,837
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	153,117	—	153,117
Wilshire 4500 Equity Index Fund	—	63,582	—	63,582
International Equity Index Fund	—	61,628	—	61,628
LifePath 2040 Index Fund	—	46,760	—	46,760
LifePath 2030 Index Fund	—	44,343	—	44,343
Intermediate Bond Index Fund	—	38,108	—	38,108
LifePath 2020 Index Fund	—	34,857	—	34,857
LifePath Retirement Index Fund	—	20,420	—	20,420
International Equity Fund	—	12,776	—	12,776
LifePath 2015 Index Fund	—	4,988	—	4,988

Total common and commingled trust funds	—	480,579	—	480,579
Long-term US government bond mutual fund	22,911	—	—	22,911
Synthetic guaranteed investment contracts	—	174,606	—	174,606
Guaranteed investment contracts	—	—	12,091	12,091

Total investments	$240,748	$680,907	$12,091	$933,746

There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2014 and 2013.

The following table presents a reconciliation of the beginning and ending balances of investments measured and reported using Level 3 inputs for the years ended December 31, 2014 and 2013:

Level 3
(In thousands)
Balance at December 31, 2013	$12,091
Net appreciation in fair value	81

Balance at December 31, 2014	$12,172

9.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2014 and 2013 per the Plan financial statements to the Form 5500 (in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$964,016	$943,734
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	2,460	760
Benefits due to participants but unpaid at year-end	(1,186)	(161)
Loans classified as uncollectible per the Form 5500	(97)	(90)

Net assets available for benefits per the Form 5500	$965,193	$944,243

The following is a reconciliation of the net increase in the net assets available for benefits per the Plan financial statements to the Form 5500 (in thousands):

2014
Net increase in net assets available for benefits per the financial statements	$20,282
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,700
Benefits due to participants but unpaid at year-end	(1,025)
Deemed distributions of participant loans per the Form 5500	(7)

Net increase in net assets available for benefits per the Form 5500	$20,950

10.	Subsequent Events

In preparing these financial statements, the Plan evaluated the events and transactions that occurred between December 31, 2014 and the date these financial statements were issued.

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common and Commingled Trust Funds:
*	BGI Equity Index Fund	2,228,000 shares	104,164,000	170,397,000
*	BGI Intermediate Government/Corp Fund	2,585,000 shares	60,926,000	65,125,000
*	BGI Lifepath Index 2020 Fund	2,259,000 shares	30,444,000	37,594,000
*	BGI Lifepath Index 2030 Fund	2,830,000 shares	37,350,000	47,808,000
*	BGI Lifepath Index 2040 Fund	3,345,000 shares	45,872,000	57,361,000
*	BGI Lifepath Index Retirement	1,545,000 shares	22,815,000	25,535,000
*	Northern Trust Wilshire 4500	125,000 shares	46,663,000	65,476,000
*	Northern Trust EAFE (Index) Fund	4,864,000 shares	65,983,000	64,856,000
*	Pyramis Select International Fund	88,000 shares	12,286,000	13,389,000

	Total			547,541,000

	Common Stocks:
	Acco Brands Corp	28,000 shares	189,000	252,000
	Ace Limited	18,000 shares	1,283,000	2,045,000
	Actavis Plc	4,000 shares	1,079,000	1,068,000
	Actuant Corp-Cl A	29,000 shares	924,000	787,000
	Advance Auto Pts Inc	7,000 shares	600,000	1,038,000
	Advanced Drainage Systems	32,000 shares	525,000	738,000
	Air Lease Corp	31,000 shares	994,000	1,056,000
	Alaska Air Group Inc	12,000 shares	341,000	738,000
	Altra Holdings Inc	30,000 shares	944,000	847,000
	American Tower Corp	16,000 shares	1,343,000	1,626,000
	Ameriprise Finl Inc	20,000 shares	2,350,000	2,612,000
	Applied Indl Technologies	16,000 shares	739,000	713,000
	Aratana Therapeutics Inc	33,000 shares	554,000	585,000
	Arch Capital Group Ltd	21,000 shares	930,000	1,247,000
	Asml Holding Nv-Ny Reg Sh	17,000 shares	1,628,000	1,779,000
	B/E Aerospace, Inc.	10,000 shares	395,000	595,000
	Bank Of America Corp	223,000 shares	3,273,000	3,993,000
	Blackhawk Network Hldgs I	37,000 shares	947,000	1,434,000
	Bloomin’ Brands Inc	28,000 shares	612,000	704,000
	Boeing Co	32,000 shares	3,818,000	4,185,000
	Bristol Myers Squibb Co	31,000 shares	1,621,000	1,830,000
	Broadcom Corporation Com	25,000 shares	1,025,000	1,092,000
	Broadsoft Inc	34,000 shares	860,000	978,000
	Brookdale Sr Living Inc	33,000 shares	895,000	1,210,000
	Cameron Intl Corp	31,000 shares	1,756,000	1,523,000
	Carter Holdings	10,000 shares	725,000	893,000
	Cboe Holdings Inc	16,000 shares	875,000	1,029,000
	Chicos Fas Inc Com	56,000 shares	901,000	910,000
	Circor International Inc	8,000 shares	498,000	452,000
	Citigroup Inc.	59,000 shares	2,135,000	3,201,000
	Cohen & Steers Inc	21,000 shares	880,000	870,000
	Comcast Corp Class A	89,000 shares	4,641,000	5,143,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Covidien Plc	33,000 shares	2,026,000	3,396,000
	Dct Industrial Trust Inc	28,000 shares	872,000	981,000
	Dicks Sporting Goods Inc	7,000 shares	354,000	353,000
	Drew Industries Inc	9,000 shares	383,000	444,000
	East West Bancorp Inc	32,000 shares	863,000	1,227,000
	Echo Global Logistics Inc	23,000 shares	388,000	683,000
	Emcor Group Inc	21,000 shares	881,000	922,000
	Encana Corp	64,000 shares	1,337,000	888,000
	Exelon Corporation	56,000 shares	1,949,000	2,073,000
	Express Scripts Holding Co	31,000 shares	2,295,000	2,646,000
	Extra Space Storage Inc	24,000 shares	795,000	1,381,000
	FLIR Systems Inc	33,000 shares	894,000	1,055,000
	Fmsa Holdings Inc	74,000 shares	927,000	511,000
	Ford Motor Company	121,000 shares	1,684,000	1,882,000
	Fox Factory Holding Corp	35,000 shares	484,000	570,000
	General Electric Co	182,000 shares	3,572,000	4,589,000
	Goldman Sachs Group Inc	17,000 shares	2,928,000	3,363,000
	Great Western Bancorp Inc	32,000 shares	584,000	736,000
	Hollyfrontier Corp	16,000 shares	686,000	603,000
	Honeywell International I	34,000 shares	1,751,000	3,347,000
	Houghton Mifflin Harcourt	39,000 shares	770,000	803,000
	Hyatt Hotels Corp	18,000 shares	801,000	1,073,000
	Iberiabank Corp	17,000 shares	1,143,000	1,115,000
	Iconix Brand Group Inc	17,000 shares	382,000	591,000
	Informatica Corp	28,000 shares	910,000	1,062,000
	Intercontinental Exchange	8,000 shares	1,800,000	1,798,000
	Interdigital Inc	17,000 shares	587,000	904,000
	J2 Global Inc	16,000 shares	577,000	976,000
	Johnson Controls Inc	62,000 shares	1,889,000	3,007,000
	Jones Lang Lasalle Inc	7,000 shares	675,000	1,073,000
	Joy Global Inc	10,000 shares	609,000	472,000
	Kapstone Paper And Packag	23,000 shares	481,000	668,000
	Kilroy Realty Corp	18,000 shares	810,000	1,209,000
	Klx Inc	5,000 shares	155,000	212,000
	Koppers Hldgs Inc	26,000 shares	940,000	675,000
	Las Vegas Sands Corp	21,000 shares	1,220,000	1,239,000
	Lasalle Hotel Properties	25,000 shares	795,000	1,004,000
	Liberty Media Corp	33,000 shares	1,138,000	1,142,000
	Lifelock Inc	33,000 shares	473,000	611,000
	Littelfuse Inc Com	8,000 shares	520,000	776,000
*	Mattel Inc	847,000 shares	19,459,000	26,210,000
	Mdc Partners Inc-A	45,000 shares	1,004,000	1,015,000
	Memorial Resource Develop	45,000 shares	987,000	810,000
	Microsemi Corp	30,000 shares	726,000	860,000
	Modine Mfg Co	60,000 shares	739,000	823,000
	Mohawk Industries Inc	7,000 shares	985,000	1,119,000
	Monsanto Co New	31,000 shares	2,599,000	3,644,000
	Mosaic Co	30,000 shares	1,632,000	1,367,000
	Netapp Inc	45,000 shares	1,824,000	1,859,000
	New Jersey Res Corp	20,000 shares	1,055,000	1,235,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Northern Trust Corp	34,000 shares	2,135,000	2,285,000
	Occidental Pete Corp	46,000 shares	4,179,000	3,736,000
	Omnicom Group	34,000 shares	2,445,000	2,603,000
	On Assignment Inc	29,000 shares	828,000	950,000
	Oracle Corporation	68,000 shares	2,445,000	3,049,000
	Orbitz Worldwide Inc	100,000 shares	837,000	825,000
	Owens - Illinois Inc	38,000 shares	1,052,000	1,022,000
	Owens - Illinois Inc	25,000 shares	651,000	683,000
	Pacwest Bancorp	28,000 shares	704,000	1,266,000
	Pattern Energy Group Inc	24,000 shares	580,000	582,000
	Pentair Plc	6,000 shares	399,000	402,000
	Pfizer Inc	130,000 shares	2,375,000	4,040,000
	Phibro Animal Health Corp	28,000 shares	454,000	899,000
	Pnc Financial Services Group Inc	35,000 shares	2,457,000	3,198,000
	Qualcomm Inc	31,000 shares	2,185,000	2,282,000
	Quanta Svcs Inc	24,000 shares	575,000	683,000
	Quintiles Transnational	25,000 shares	1,125,000	1,472,000
	Red Hat Inc	16,000 shares	740,000	1,085,000
	Rovi Corporation	24,000 shares	554,000	537,000
	Schweitzer-Mauduit Intl Inc	22,000 shares	896,000	923,000
	Servicemaster Global Holdings	29,000 shares	522,000	770,000
	Signature Bank	10,000 shares	801,000	1,226,000
	Sirona Dental Systems Inc	8,000 shares	537,000	664,000
	Springleaf Holdings Inc	21,000 shares	435,000	748,000
	Steven Madden Ltd	22,000 shares	749,000	708,000
	Tal Intl Group Inc	13,000 shares	574,000	588,000
	Tenneco Inc	12,000 shares	496,000	665,000
	Texas Instruments Inc	40,000 shares	1,115,000	2,120,000
	Time Inc	44,000 shares	953,000	1,075,000
	Toro Co	13,000 shares	630,000	825,000
	Trimas Corp	28,000 shares	754,000	891,000
	Tronox Ltd-Cl A	36,000 shares	879,000	864,000
	United Bankshares Inc	36,000 shares	1,096,000	1,333,000
	United Therapeutics Corp	7,000 shares	858,000	864,000
	Unitedhealth Group Inc	30,000 shares	1,629,000	3,002,000
	Valeant Pharmaceuticals Intl Inc	18,000 shares	2,221,000	2,512,000
	Vantiv Inc	27,000 shares	862,000	927,000
	Viacom Inc	44,000 shares	2,257,000	3,326,000
	Vodafone Group Plc-Sp Adr	75,000 shares	2,278,000	2,571,000
	Wintrust Financial Corp	20,000 shares	815,000	925,000
	Woodward Inc	16,000 shares	671,000	785,000

	Total			198,086,000

	Traditional Guaranteed Investment Contracts:
	Met Life GAC #32900X	0.81%, due 3/18/2015	4,063,000	4,063,000
	New York Life #GA34397XX	1.00%, due 5/9/2016	4,045,000	4,045,000
	Prudential #G63205211	0.83%, due 7/15/2015	4,064,000	4,064,000

	Total			12,172,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Synthetic Guaranteed Investment Contracts:
	AIG Wrap-Multi Asset (Contract #399892A)
	Aep Texas Central Transition Funding II LLC	5.17%, due 1/1/2018		11,000
	Aep Texas Central Transition Funding III LLC	0.88%, due 12/1/2018		38,000
	Ally Auto Receivables Trust 2014-1	0.97%, due 10/15/2018		15,000
	Ally Auto Receivables Trust 2014-2	1.25%, due 4/15/2019		25,000
	Ally Auto Receivables Trust 2014-SN2	1.03%, due 9/20/2017		20,000
	American Express Credit Account Master Trust	1.26%, due 1/15/2020		5,000
	American Express Credit Account Master Trust	1.49%, due 4/15/2020		5,000
	American Express Credit Account Master Trust	1.43%, due 6/15/2020		25,000
	American Express Credit Corp	2.38%, due 3/24/2017		26,000
	American Express Credit Corp	2.13%, due 3/18/2019		10,000
	American Express Credit Corp	2.25%, due 8/15/2019		10,000
	American Honda Finance Corp	1.13%, due 10/7/2016		5,000
	American Honda Finance Corp	2.13%, due 10/10/2018		5,000
	American Honda Finance Corp	2.25%, due 8/15/2019		40,000
	Anheuser-Busch Inbev Finance Inc	2.15%, due 2/1/2019		20,000
	Anheuser-Busch Inbev Finance Inc	1.13%, due 1/27/2017		20,000
	Bank Of Montreal	1.30%, due 7/15/2016		10,000
	Bank Of Montreal	1.30%, due 7/14/2017		10,000
	Bank Of New York Mellon Corp	1.97%, due 6/20/2017		76,000
	Bank Of New York Mellon Corp	2.20%, due 3/4/2019		5,000
	Bank Of New York Mellon Corp	2.20%, due 5/15/2019		10,000
	Bank Of The West Auto Trust 2014-1	1.09%, due 3/15/2019		10,000
	Barclays Dryrock Issuance Trust	2.41%, due 7/15/2022		20,000
	Barclays Dryrock Issuance Trust	1.48%, due 9/15/2020		20,000
	BB&T Corp	2.45%, due 1/15/2020		10,000
	Berkshire Hathaway Inc	1.55%, due 2/9/2018		50,000
	Berkshire Hathaway Inc	2.10%, due 8/14/2019		10,000
*	Blackrock Inc	6.25%, due 9/15/2017		68,000
	Bottling Group LLC	5.50%, due 4/1/2016		11,000
	BP Capital Markets PLC	1.38%, due 11/6/2017		30,000
	BP Capital Markets PLC	2.24%, due 9/26/2018		10,000
	BP Capital Markets PLC	2.52%, due 1/15/2020		20,000
	Cabela’s Credit Card Master Note Trust	1.45%, due 6/15/2020		20,000
	Canadian Imperial Bank Of Commerce/Canada	1.35%, due 7/18/2016		25,000
	Capital One Multi-Asset Execution Trust	1.48%, due 7/15/2020		25,000
	Cash			9,000
	Caterpillar Financial Services Corp	1.25%, due 11/6/2017		80,000
	Caterpillar Financial Services Corp	1.00%, due 3/3/2017		5,000
	Centerpoint Energy Restoration Bond Co LLC	3.46%, due 8/15/2019		17,000
	Centerpoint Energy Transition Bond Co II LLC	5.17%, due 8/1/2019		9,000
	Charles Schwab Corp	0.85%, due 12/4/2015		75,000
	Charles Schwab Corp	2.20%, due 7/25/2018		17,000
	Chase Issuance Trust	1.15%, due 1/15/2019		12,000
	Chase Issuance Trust	1.26%, due 7/15/2019		10,000
	Chase Issuance Trust	1.38%, due 11/15/2019		40,000
	Chrysler Capital Auto Receivables Trust 2013-A	0.91%, due 4/16/2018		10,000
	Cisco Systems Inc	2.13%, due 3/1/2019		40,000
	CIT Equipment Collateral 2013-VT1	1.13%, due 7/20/2020		35,000
	CIT Equipment Collateral 2014-VT1	1.50%, due 10/21/2019		5,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Citibank Credit Card Issuance Trust	5.65%, due 9/20/2019		66,000
	Citibank Credit Card Issuance Trust	1.02%, due 2/22/2019		35,000
	Citibank Credit Card Issuance Trust	1.23%, due 4/24/2019		20,000
	Citibank Credit Card Issuance Trust	2.15%, due 7/15/2021		25,000
	Citibank Credit Card Issuance Trust	1.73%, due 4/9/2020		35,000
	Citigroup Commercial Mortgage Trust 2013-GC17	1.10%, due 11/10/2046		40,000
	Citigroup Commercial Mortgage Trust 2014-GC23	1.39%, due 7/10/2047		10,000
	Citigroup Commercial Mortgage Trust 2014-GC25	1.49%, due 10/10/2047		20,000
	CNH Equipment Trust 2014-C	1.05%, due 11/15/2019		20,000
	Comm 2012-CCRE2 Mortgage Trust	0.82%, due 8/15/2045		34,000
	Comm 2013-CCRE12 Mortgage Trust	1.30%, due 10/10/2046		64,000
	Comm 2014-CCRE20 Mortgage Trust	1.32%, due 11/10/2047		19,000
	Comm 2014-CCRE20 Mortgage Trust	2.80%, due 11/10/2047		10,000
	Comm 2014-LC17 Mortgage Trust	1.38%, due 10/10/2047		11,000
	Comm 2014-UBS3 Mortgage Trust	1.40%, due 6/10/2047		7,000
	Commercial Mortgage Pass Through Certificates	1.45%, due 12/10/2047		25,000
	ConocoPhillips	5.20%, due 5/15/2018		78,000
	Credit Suisse/New York NY	1.38%, due 5/26/2017		18,000
	Credit Suisse/New York NY	2.30%, due 5/28/2019		15,000
	Deutsche Bank AG/London	1.40%, due 2/13/2017		10,000
	Deutsche Bank AG/London	2.50%, due 2/13/2019		5,000
	Deutsche Bank AG/London	1.35%, due 5/30/2017		5,000
	Discover Card Execution Note Trust	5.65%, due 3/16/2020		22,000
	Discover Card Execution Note Trust	1.22%, due 10/15/2019		20,000
	Discover Card Execution Note Trust	2.12%, due 12/15/2021		25,000
	eBay Inc	2.20%, due 8/1/2019		15,000
	Eli Lilly & Co	1.95%, due 3/15/2019		10,000
	Entergy Gulf States Reconstruction Funding 1 LLC	5.79%, due 10/1/2018		66,000
	Fifth Third Auto Trust 2014-2	0.89%, due 11/15/2018		30,000
	Fifth Third Auto Trust 2014-3	0.96%, due 3/15/2019		10,000
	Freddie Mac Gold Pool	5.00%, due 2/1/2023		180,000
	GE Equipment Transportation LLC Series 2012-2	0.62%, due 7/25/2016		10,000
	GE Equipment Transportation LLC Series 2012-2	0.81%, due 9/24/2020		40,000
	GE Equipment Transportation LLC Series 2013-2	0.92%, due 9/25/2017		25,000
	General Electric Capital Corp	2.30%, due 4/27/2017		93,000
	General Electric Capital Corp	2.30%, due 1/14/2019		10,000
	General Electric Capital Corp	1.25%, due 5/15/2017		10,000
	Golden Credit Card Trust	1.77%, due 1/15/2019		35,000
	GS Mortgage Securities Corp II	0.70%, due 2/10/2046		48,000
	GS Mortgage Securities Trust 2013-Gc16	1.26%, due 11/10/2046		50,000
	GS Mortgage Securities Trust 2014-Gc20	1.34%, due 4/10/2047		27,000
	GS Mortgage Securities Trust 2014-Gc24	1.51%, due 9/10/2047		5,000
	Harley-Davidson Motorcycle Trust 2014-1	1.10%, due 9/15/2019		20,000
	Home Depot Inc	2.00%, due 6/15/2019		5,000
	Hyundai Auto Lease Securitization Trust 2013-B	0.98%, due 10/17/2016		75,000
	Hyundai Auto Receivables Trust 2013-A	0.56%, due 7/17/2017		48,000
	Hyundai Auto Receivables Trust 2014-B	0.90%, due 12/17/2018		10,000
	Illinois Tool Works Inc	0.90%, due 2/25/2017		15,000
	Illinois Tool Works Inc	1.95%, due 3/1/2019		25,000
	International Business Machines Corp	1.95%, due 2/12/2019		15,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	John Deere Capital Corp	1.95%, due 12/13/2018		10,000
	John Deere Capital Corp	1.05%, due 12/15/2016		15,000
	John Deere Capital Corp	1.95%, due 3/4/2019		20,000
	John Deere Capital Corp	1.55%, due 12/15/2017		20,000
	JPMBB Commercial Mortgage Securities Trust 2013-C15	1.23%, due 11/15/2045		20,000
	JPMBB Commercial Mortgage Securities Trust 2014-C21	1.32%, due 8/15/2047		5,000
	JPMBB Commercial Mortgage Securities Trust 2014-C22	1.45%, due 9/15/2047		14,000
	JPMBB Commercial Mortgage Securities Trust 2014-C24	1.54%, due 11/15/2047		10,000
	JPMBB Commercial Mortgage Securities Trust 2014-C25	1.52%, due 11/15/2047		5,000
	JPMorgan Chase & Co	3.15%, due 7/5/2016		52,000
	JPMorgan Chase & Co	1.63%, due 5/15/2018		50,000
	JPMorgan Chase & Co	2.20%, due 10/22/2019		10,000
	JPMorgan Chase Bank Na	6.00%, due 7/5/2017		7,000
	Louisiana Local Government Environmental Facilities & Community Development	1.66%, due 2/1/2022		5,000
	M&T Bank Auto Receivables Trust 2013-1	1.06%, due 11/15/2017		25,000
	Mercedes-Benz Auto Receivables Trust 2014-1	0.87%, due 10/15/2018		10,000
	Midamerican Energy Co	2.40%, due 3/15/2019		5,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C11	1.31%, due 8/15/2046		60,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C8	0.78%, due 12/15/2048		58,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C9	0.83%, due 5/15/2046		37,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014 C19	1.57%, due 12/15/2047		40,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014-C18	1.69%, due 10/15/2047		10,000
	National Rural Utilities Cooperative Finance Corp	2.15%, due 2/1/2019		40,000
	Nissan Auto Lease Trust 2014-B	1.12%, due 9/15/2017		15,000
	Oracle Corp	2.25%, due 10/8/2019		20,000
	Paccar Financial Corp	2.20%, due 9/15/2019		25,000
	Porsche Innovative Lease Owner Trust 2014-1	1.03%, due 11/20/2017		20,000
	Roche Holdings Inc	2.25%, due 9/30/2019		15,000
	Royal Bank Of Canada	1.20%, due 1/23/2017		30,000
	Royal Bank Of Canada	2.15%, due 3/15/2019		15,000
	Scentre Group Trust 1 / Scentre Group Trust 2	2.38%, due 11/5/2019		20,000
	Shell International Finance Bv	2.00%, due 11/15/2018		40,000
	Simon Property Group Lp	2.15%, due 9/15/2017		15,000
	Simon Property Group Lp	2.20%, due 2/1/2019		10,000
	State Street Corp	2.88%, due 3/7/2016		72,000
	Sysco Corp	5.38%, due 3/17/2019		17,000
	Target Corp	2.30%, due 6/26/2019		35,000
	Toronto-Dominion Bank	2.13%, due 7/2/2019		25,000
	Toyota Motor Credit Corp	2.13%, due 7/18/2019		15,000
	United States Treasury Note/Bond	1.63%, due 4/30/2019		70,000
	United States Treasury Note/Bond	1.00%, due 9/15/2017		35,000
	United States Treasury Note/Bond	1.50%, due 10/31/2019		130,000
	United States Treasury Note/Bond	0.88%, due 11/15/2017		50,000
	United States Treasury Note/Bond	0.50%, due 11/30/2016		60,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	United States Treasury Note/Bond	1.50%, due 11/30/2019		264,000
	United States Treasury Note/Bond	1.63%, due 12/31/2019		50,000
	United States Treasury Note/Bond	1.25%, due 10/31/2015		404,000
	United States Treasury Note/Bond	1.38%, due 9/30/2018		180,000
	United States Treasury Note/Bond	1.00%, due 10/31/2016		166,000
	United States Treasury Note/Bond	1.25%, due 1/31/2019		154,000
	United States Treasury Note/Bond	0.75%, due 6/30/2017		839,000
	United States Treasury Note/Bond	0.63%, due 11/30/2017		198,000
	United States Treasury Note/Bond	0.25%, due 5/15/2016		719,000
	United States Treasury Note/Bond	1.00%, due 5/31/2018		307,000
	United States Treasury Note/Bond	0.88%, due 9/15/2016		171,000
	United States Treasury Note/Bond	0.88%, due 6/15/2017		170,000
	US Bancorp/Mn	1.65%, due 5/15/2017		30,000
	US Bancorp/Mn	2.20%, due 4/25/2019		30,000
	USAA Auto Owner Trust 2014-1	0.94%, due 5/15/2019		10,000
*	Wells Fargo & Co	1.50%, due 1/16/2018		40,000
*	Wells Fargo & Co	2.15%, due 1/15/2019		5,000
*	Wells Fargo & Co	2.13%, due 4/22/2019		25,000
	Westpac Banking Corp	2.25%, due 7/30/2018		36,000
	Westpac Banking Corp	1.20%, due 5/19/2017		10,000
*	WFRBS Commercial Mortgage Trust 2014-C20	1.28%, due 5/15/2047		5,000
*	WFRBS Commercial Mortgage Trust 2014-C23	3.19%, due 10/15/2057		31,000
*	WFRBS Commercial Mortgage Trust 2014-C24	1.39%, due 11/15/2047		10,000
*	WFRBS Commercial Mortgage Trust 2014-C25	1.52%, due 11/15/2047		10,000

	Total			7,726,000

	Bank of America Wrap-Multi Asset (Contract #02-069)
	Fannie Mae Pool	5.00%, due 3/1/2023		191,000
	Fannie Mae Remics	4.50%, due 10/25/2025		427,000
	Freddie Mac Remics	4.00%, due 5/15/2019		75,000
	Freddie Mac Remics	4.50%, due 7/15/2025		219,000

	Total			912,000

	Met Life (Contract #GAC32606)
	MetLife MAT Separate Account	1.64%, no due date		30,186,000

	Total			30,186,000

	Transamerica Premier Life Wrap-Multi Asset (Contract #MDA00450TR)
	ABB Finance USA Inc	1.63%, due 5/8/2017		45,000
	Alabama Power Co	5.20%, due 1/15/2016		640,000
	Ally Auto Receivables Trust 2014-1	0.97%, due 10/15/2018		75,000
	Ally Auto Receivables Trust 2014-2	1.25%, due 4/15/2019		155,000
	Ally Auto Receivables Trust 2014-SN1	0.75%, due 2/21/2017		55,000
	Ally Auto Receivables Trust 2014-SN2	1.03%, due 9/20/2017		160,000
	Ally Master Owner Trust	1.60%, due 10/15/2019		180,000
	American Express Credit Account Master Trust	1.26%, due 1/15/2020		100,000
	American Express Credit Account Master Trust	1.49%, due 4/15/2020		60,000
	American Express Credit Account Master Trust	1.43%, due 6/15/2020		85,000
	American Express Credit Corp	2.38%, due 3/24/2017		437,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	American Express Credit Corp	2.13%, due 3/18/2019		65,000
	American Express Credit Corp	2.25%, due 8/15/2019		76,000
	American Honda Finance Corp	1.13%, due 10/7/2016		20,000
	American Honda Finance Corp	2.13%, due 10/10/2018		51,000
	American Honda Finance Corp	2.25%, due 8/15/2019		273,000
	Anheuser-Busch Inbev Finance Inc	2.15%, due 2/1/2019		137,000
	Anheuser-Busch Inbev Finance Inc	1.13%, due 1/27/2017		136,000
	AT&T Inc	1.40%, due 12/1/2017		570,000
	BA Credit Card Trust	5.17%, due 6/15/2019		649,000
	Banc Of America Commercial Mortgage Trust 2006-5	5.38%, due 9/10/2047		26,000
	Banc Of America Merrill Lynch Commercial Mortgage Inc	5.12%, due 10/10/2045		124,000
	Banc Of America Merrill Lynch Commercial Mortgage Inc	5.15%, due 9/10/2047		93,000
	Banc Of America Merrill Lynch Commercial Mortgage Inc	4.67%, due 7/10/2043		212,000
	Bank Of Montreal	1.45%, due 4/9/2018		183,000
	Bank Of Montreal	1.30%, due 7/14/2017		60,000
	Bank Of New York Mellon Corp	1.97%, due 6/20/2017		15,000
	Bank Of New York Mellon Corp	1.30%, due 1/25/2018		398,000
	Bank Of New York Mellon Corp	2.20%, due 3/4/2019		20,000
	Bank Of New York Mellon Corp	2.20%, due 5/15/2019		30,000
	Bank Of The West Auto Trust 2014-1	1.09%, due 3/15/2019		55,000
	Barclays Dryrock Issuance Trust	2.41%, due 7/15/2022		147,000
	Barclays Dryrock Issuance Trust	1.48%, due 9/15/2020		60,000
	BB&T Corp	2.45%, due 1/15/2020		55,000
	Berkshire Hathaway Finance Corp	1.30%, due 5/15/2018		40,000
	Berkshire Hathaway Inc	1.55%, due 2/9/2018		55,000
	Berkshire Hathaway Inc	2.10%, due 8/14/2019		66,000
	BP Capital Markets PLC	1.38%, due 11/6/2017		45,000
	BP Capital Markets PLC	2.24%, due 9/26/2018		61,000
	BP Capital Markets PLC	2.52%, due 1/15/2020		111,000
	Cabela’s Credit Card Master Note Trust	1.45%, due 6/15/2020		121,000
	Canadian Imperial Bank Of Commerce/Canada	1.55%, due 1/23/2018		70,000
	Capital One Multi-Asset Execution Trust	1.48%, due 7/15/2020		135,000
	Cash			82,000
	Caterpillar Financial Services Corp	1.63%, due 6/1/2017		81,000
	CD 2005-CD1 Commercial Mortgage Trust	5.23%, due 7/15/2044		201,000
	Centerpoint Energy Transition Bond Co II LLC	5.17%, due 8/1/2019		46,000
	Centerpoint Energy Transition Bond Co IV LLC	0.90%, due 4/15/2018		71,000
	Centerpoint Energy Transition Bond Co IV LLC	2.16%, due 10/15/2021		141,000
	CFCRE Commercial Mortgage Trust 2011-C2	3.06%, due 12/15/2047		144,000
	Charles Schwab Corp	2.20%, due 7/25/2018		111,000
	Chase Issuance Trust	1.15%, due 1/15/2019		105,000
	Chase Issuance Trust	1.26%, due 7/15/2019		55,000
	Chase Issuance Trust	1.38%, due 11/15/2019		145,000
	Chevron Corp	1.10%, due 12/5/2017		298,000
	Chrysler Capital Auto Receivables Trust 2013-A	0.91%, due 4/16/2018		30,000
	Cisco Systems Inc	2.13%, due 3/1/2019		263,000
	Citibank Credit Card Issuance Trust	5.65%, due 9/20/2019		698,000
	Citibank Credit Card Issuance Trust	1.02%, due 2/22/2019		100,000
	Citibank Credit Card Issuance Trust	1.23%, due 4/24/2019		60,000
	Citibank Credit Card Issuance Trust	1.73%, due 4/9/2020		236,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Citigroup Commercial Mortgage Trust 2013-GC11	0.75%, due 4/10/2046		55,000
	Citigroup Commercial Mortgage Trust 2013-GC15	1.38%, due 9/10/2046		67,000
	Citigroup Commercial Mortgage Trust 2014-GC25	1.49%, due 10/10/2047		103,000
	CNH Equipment Trust 2014-C	1.05%, due 11/15/2019		105,000
	Comm 2012-CCRE2 Mortgage Trust	0.82%, due 8/15/2045		45,000
	Comm 2013-CCRE12 Mortgage Trust	1.30%, due 10/10/2046		162,000
	Comm 2013-LC13 Mortgage Trust	1.31%, due 8/10/2046		64,000
	Comm 2014-CCRE18 Mortgage Trust	1.44%, due 7/15/2047		33,000
	Comm 2014-CCRE19 Mortgage Trust	1.42%, due 8/10/2047		52,000
	Comm 2014-CCRE20 Mortgage Trust	1.32%, due 11/10/2047		136,000
	Comm 2014-CCRE20 Mortgage Trust	2.80%, due 11/10/2047		61,000
	Comm 2014-LC17 Mortgage Trust	1.38%, due 10/10/2047		91,000
	ConocoPhillips Co	1.05%, due 12/15/2017		188,000
	Costco Wholesale Corp	1.13%, due 12/15/2017		134,000
	Credit Suisse/New York Ny	1.38%, due 5/26/2017		103,000
	Credit Suisse/New York Ny	2.30%, due 5/28/2019		70,000
	Deutsche Bank Ag/London	1.40%, due 2/13/2017		50,000
	Deutsche Bank Ag/London	2.50%, due 2/13/2019		31,000
	Deutsche Bank Ag/London	1.35%, due 5/30/2017		50,000
	Discover Card Execution Note Trust	5.65%, due 3/16/2020		128,000
	Discover Card Execution Note Trust	1.67%, due 1/18/2022		138,000
	Discover Card Execution Note Trust	1.22%, due 10/15/2019		80,000
	Discover Card Execution Note Trust	2.12%, due 12/15/2021		130,000
	Discover Card Execution Note Trust	1.39%, due 4/15/2020		95,000
	Duke Energy Carolinas LLC	5.25%, due 1/15/2018		96,000
	Duke Energy Progress Inc	5.30%, due 1/15/2019		97,000
	Ebay Inc	2.20%, due 8/1/2019		110,000
	Eli Lilly & Co	1.95%, due 3/15/2019		71,000
	Entergy Gulf States Reconstruction Funding 1 LLC	5.79%, due 10/1/2018		83,000
	Fannie Mae Pool	3.50%, due 1/1/2026		198,000
	Fannie Mae Pool	4.00%, due 2/1/2026		148,000
	Fannie Mae Pool	3.00%, due 10/1/2026		106,000
	Fannie Mae Pool	3.50%, due 11/1/2026		217,000
	Fannie Mae Pool	3.50%, due 11/1/2026		71,000
	Fannie Mae Pool	3.00%, due 1/1/2027		213,000
	Fannie Mae Pool	3.00%, due 1/1/2027		450,000
	Fannie Mae Pool	4.00%, due 8/1/2026		284,000
	Fannie Mae Pool	3.00%, due 11/1/2027		249,000
	Fannie Mae Pool	3.00%, due 7/1/2027		236,000
	Fannie Mae Pool	2.50%, due 10/1/2027		223,000
	Fannie Mae Pool	2.50%, due 1/1/2028		253,000
	Fannie Mae Pool	2.50%, due 11/1/2027		428,000
	Fannie Mae Pool	4.50%, due 3/1/2023		221,000
	Fannie Mae Pool	3.50%, due 1/1/2026		263,000
	Fannie Mae Pool	2.50%, due 6/1/2027		228,000
	Fannie Mae Pool	2.50%, due 3/1/2027		86,000
	Fannie Mae Pool	2.50%, due 9/1/2027		153,000
	Fannie Mae Pool	2.50%, due 1/1/2028		247,000
	Fannie Mae Pool	2.50%, due 3/1/2028		166,000
	Fannie Mae Pool	2.50%, due 5/1/2028		433,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Fannie Mae Pool	5.50%, due 1/1/2024		146,000
	Fannie Mae Remics	2.00%, due 1/25/2043		200,000
	Fannie Mae Remics	3.50%, due 11/25/2042		367,000
	Fannie Mae Remics	3.00%, due 5/25/2027		244,000
	Fannie Mae Remics	3.00%, due 8/25/2044		116,000
	Fannie Mae-Aces	1.52%, due 12/25/2019		50,000
	Fannie Mae-Aces	1.54%, due 5/25/2022		24,000
	Fannie Mae-Aces	1.36%, due 5/25/2022		75,000
	Fannie Mae-Aces	1.23%, due 9/25/2022		271,000
	Federal National Mortgage Association	0.88%, due 8/28/2017		700,000
	Federal National Mortgage Association	0.50%, due 3/30/2016		504,000
	Fifth Third Auto Trust 2014-2	0.89%, due 11/15/2018		35,000
	Fifth Third Auto Trust 2014-3	0.96%, due 3/15/2019		80,000
	Ford Credit Auto Lease Trust 2014-B	1.10%, due 11/15/2017		20,000
	Ford Credit Auto Owner Trust 2014-A	1.29%, due 4/15/2019		195,000
	Ford Credit Auto Owner Trust 2014-B	1.42%, due 8/15/2019		25,000
	Freddie Mac Gold Pool	2.50%, due 1/1/2028		446,000
	Freddie Mac Gold Pool	5.00%, due 4/1/2022		44,000
	Freddie Mac Gold Pool	4.00%, due 6/1/2024		346,000
	Freddie Mac Gold Pool	2.50%, due 1/1/2028		304,000
	Freddie Mac Gold Pool	4.50%, due 9/1/2026		191,000
	Freddie Mac Gold Pool	2.50%, due 5/1/2027		204,000
	Freddie Mac Gold Pool	2.50%, due 2/1/2028		267,000
	Freddie Mac Gold Pool	2.50%, due 5/1/2028		284,000
	Freddie Mac Gold Pool	5.00%, due 9/1/2020		54,000
	Freddie Mac Gold Pool	4.00%, due 8/1/2024		291,000
	Freddie Mac Gold Pool	3.00%, due 4/1/2027		152,000
	Freddie Mac Gold Pool	3.50%, due 1/1/2029		283,000
	Freddie Mac Gold Pool	4.50%, due 4/1/2025		210,000
	Freddie Mac Gold Pool	3.50%, due 12/1/2025		208,000
	Freddie Mac Gold Pool	3.50%, due 4/1/2026		307,000
	Freddie Mac Gold Pool	4.00%, due 4/1/2021		85,000
	Freddie Mac Gold Pool	3.00%, due 2/1/2027		410,000
	Freddie Mac Gold Pool	3.00%, due 4/1/2027		111,000
	Freddie Mac Gold Pool	2.50%, due 7/1/2027		188,000
	Freddie Mac Gold Pool	3.00%, due 10/1/2027		130,000
	Freddie Mac Gold Pool	3.00%, due 5/1/2029		315,000
	Freddie Mac Remics	2.50%, due 2/15/2033		86,000
	Freddie Mac Remics	2.00%, due 5/15/2033		88,000
	Freddie Mac Remics	3.50%, due 5/15/2041		263,000
	Freddie Mac Remics	3.75%, due 12/15/2043		180,000
	Freddie Mac Remics	3.00%, due 2/15/2029		144,000
	Freddie Mac Remics	3.00%, due 7/15/2044		371,000
	Freddie Mac Remics	4.00%, due 3/15/2033		210,000
	GE Equipment Midticket LLC Series 2013-1	0.95%, due 3/22/2017		45,000
	GE Equipment Small Ticket LLC Series 2014-1	0.95%, due 9/25/2017		155,000
	GE Equipment Transportation LLC Series 2012-2	0.81%, due 9/24/2020		80,000
	GE Equipment Transportation LLC Series 2013-2	0.92%, due 9/25/2017		150,000
	GE Equipment Transportation LLC Series 2014-1	0.97%, due 4/23/2018		135,000
	General Electric Capital Corp	5.63%, due 5/1/2018		119,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	General Electric Capital Corp	2.30%, due 4/27/2017		144,000
	General Electric Capital Corp	1.60%, due 11/20/2017		91,000
	General Electric Capital Corp	2.30%, due 1/14/2019		56,000
	General Electric Capital Corp	1.25%, due 5/15/2017		65,000
	GS Mortgage Securities Trust 2011-GC5	3.0%, due 8/10/2044		206,000
	GS Mortgage Securities Trust 2012-GC6	2.54%, due 1/10/2045		92,000
	GS Mortgage Securities Trust 2014-GC24	1.51%, due 9/10/2047		24,000
	Harley-Davidson Motorcycle Trust 2014-1	1.10%, due 9/15/2019		155,000
	Hewlett-Packard Co	3.00%, due 9/15/2016		368,000
	Home Depot Inc	2.00%, due 6/15/2019		40,000
	Honda Auto Receivables 2012-1 Owner Trust	0.77%, due 1/15/2016		5,000
	Honda Auto Receivables 2014-4 Owner Trust	0.99%, due 9/17/2018		90,000
	Hyundai Auto Lease Securitization Trust 2014-A	1.01%, due 9/15/2017		85,000
	Hyundai Auto Lease Securitization Trust 2014-B	0.98%, due 11/15/2017		105,000
	Hyundai Auto Receivables Trust 2014-A	0.79%, due 7/16/2018		145,000
	Hyundai Auto Receivables Trust 2014-B	0.90%, due 12/17/2018		115,000
	Illinois Tool Works Inc	0.90%, due 2/25/2017		105,000
	Illinois Tool Works Inc	1.95%, due 3/1/2019		151,000
	International Business Machines Corp	5.70%, due 9/14/2017		62,000
	International Business Machines Corp	1.25%, due 2/6/2017		202,000
	International Business Machines Corp	1.95%, due 2/12/2019		116,000
	John Deere Capital Corp	2.00%, due 1/13/2017		139,000
	John Deere Capital Corp	1.05%, due 12/15/2016		85,000
	John Deere Capital Corp	1.95%, due 3/4/2019		115,000
	John Deere Capital Corp	1.55%, due 12/15/2017		136,000
	John Deere Owner Trust 2014-A	0.92%, due 4/16/2018		75,000
	JP Morgan Chase Commercial Mortgage Securities Trust 2005-LDP5	5.24%, due 12/15/2044		211,000
	JP Morgan Chase Commercial Mortgage Securities Trust 2012-C8	1.80%, due 10/15/2045		201,000
	JPMBB Commercial Mortgage Securities Trust 2013-C15	1.23%, due 11/15/2045		69,000
	JPMBB Commercial Mortgage Securities Trust 2014-C21	1.32%, due 8/15/2047		23,000
	JPMBB Commercial Mortgage Securities Trust 2014-C22	1.45%, due 9/15/2047		81,000
	JPMBB Commercial Mortgage Securities Trust 2014-C24	1.54%, due 11/15/2047		68,000
	JPMBB Commercial Mortgage Securities Trust 2014-C25	1.52%, due 11/15/2047		49,000
	JPMorgan Chase & Co	3.15%, due 7/5/2016		308,000
	JPMorgan Chase & Co	2.20%, due 10/22/2019		50,000
	JPMorgan Chase Bank Na	6.00%, due 7/5/2017		51,000
	Louisiana Local Government Environmental Facilities & Community Development	1.66%, due 2/1/2022		61,000
	Mercedes-Benz Auto Lease Trust 2014-A	0.90%, due 12/16/2019		215,000
	Mercedes-Benz Auto Receivables Trust 2014-1	0.87%, due 10/15/2018		20,000
	Merck & Co Inc	1.30%, due 5/18/2018		149,000
	Merrill Lynch Mortgage Trust 2005-LC1	5.29%, due 1/12/2044		27,000
	MidAmerican Energy Co	2.40%, due 3/15/2019		36,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C10	1.39%, due 7/15/2046		136,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C8	0.78%, due 12/15/2048		180,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014-C17	1.55%, due 8/15/2047		28,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014-C18	1.69%, due 10/15/2047		88,000
	Morgan Stanley Capital I Trust 2005-HQ6	4.99%, due 8/13/2042		155,000
	Morgan Stanley Capital I Trust 2011-C3	3.22%, due 7/15/2049		67,000
	National Rural Utilities Cooperative Finance Corp	2.15%, due 2/1/2019		268,000
	Nissan Auto Lease Trust 2014-A	1.04%, due 10/15/2019		25,000
	Nissan Auto Lease Trust 2014-B	1.12%, due 9/15/2017		75,000
	Occidental Petroleum Corp	1.50%, due 2/15/2018		60,000
	Oracle Corp	1.20%, due 10/15/2017		190,000
	Oracle Corp	2.25%, due 10/8/2019		137,000
	Paccar Financial Corp	2.20%, due 9/15/2019		186,000
	Pfizer Inc	0.90%, due 1/15/2017		235,000
	Porsche Innovative Lease Owner Trust 2014-1	1.03%, due 11/20/2017		140,000
	Roche Holdings Inc	2.25%, due 9/30/2019		106,000
	Royal Bank Of Canada	1.20%, due 1/23/2017		221,000
	Royal Bank Of Canada	2.15%, due 3/15/2019		106,000
	Sanofi	1.25%, due 4/10/2018		60,000
	Scentre Group Trust 1 / Scentre Group Trust 2	2.38%, due 11/5/2019		139,000
	Shell International Finance Bv	2.00%, due 11/15/2018		136,000
	Simon Property Group Lp	2.15%, due 9/15/2017		118,000
	Simon Property Group Lp	2.20%, due 2/1/2019		51,000
	Sysco Corp	5.38%, due 3/17/2019		126,000
	Target Corp	2.30%, due 6/26/2019		248,000
	Toronto-Dominion Bank	1.40%, due 4/30/2018		214,000
	Toronto-Dominion Bank	2.13%, due 7/2/2019		166,000
	Toyota Auto Receivables 2012-B Owner Trust	0.61%, due 1/16/2018		200,000
	Toyota Auto Receivables 2014-A Owner Trust	1.18%, due 6/17/2019		115,000
	Toyota Motor Credit Corp	1.38%, due 1/10/2018		145,000
	Toyota Motor Credit Corp	2.13%, due 7/18/2019		91,000
	UBS-Barclays Commercial Mortgage Trust 2012-C2	1.01%, due 5/10/2063		71,000
	United States Treasury Note/Bond	1.50%, due 10/31/2019		922,000
	United States Treasury Note/Bond	0.88%, due 11/15/2017		284,000
	United States Treasury Note/Bond	2.25%, due 11/15/2024		111,000
	United States Treasury Note/Bond	0.50%, due 11/30/2016		264,000
	United States Treasury Note/Bond	1.50%, due 11/30/2019		1,129,000
	United States Treasury Note/Bond	1.63%, due 12/31/2019		449,000
	United States Treasury Note/Bond	1.00%, due 10/31/2016		303,000
	United States Treasury Note/Bond	0.88%, due 11/30/2016		1,774,000
	United States Treasury Note/Bond	0.75%, due 6/30/2017		1,136,000
	United States Treasury Note/Bond	0.25%, due 7/15/2015		2,250,000
	United States Treasury Note/Bond	0.63%, due 11/30/2017		198,000
	United States Treasury Note/Bond	1.00%, due 5/31/2018		882,000
	United States Treasury Note/Bond	0.88%, due 9/15/2016		957,000
	United States Treasury Note/Bond	0.88%, due 6/15/2017		725,000
	United Technologies Corp	1.80%, due 6/1/2017		81,000
	US Bancorp/Mn	1.65%, due 5/15/2017		177,000
	US Bancorp/Mn	2.20%, due 4/25/2019		212,000
	USAA Auto Owner Trust 2014-1	0.94%, due 5/15/2019		125,000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Volkswagen Auto Lease Trust 2014-A	0.99%, due 7/20/2018		15,000
	Wachovia Bank Commercial Mortgage Trust Series 2005-C21	5.24%, due 10/15/2044		74,000
*	Wells Fargo & Co	2.10%, due 5/8/2017		168,000
*	Wells Fargo & Co	1.50%, due 1/16/2018		411,000
*	Wells Fargo & Co	2.15%, due 1/15/2019		51,000
*	Wells Fargo & Co	2.13%, due 4/22/2019		191,000
	Westpac Banking Corp	2.25%, due 7/30/2018		118,000
	Westpac Banking Corp	1.20%, due 5/19/2017		45,000
*	WFRBS Commercial Mortgage Trust 2012-C7	2.30%, due 6/15/2045		83,000
*	WFRBS Commercial Mortgage Trust 2013-C16	1.41%, due 9/15/2046		64,000
*	WFRBS Commercial Mortgage Trust 2014-C20	1.28%, due 5/15/2047		18,000
*	WFRBS Commercial Mortgage Trust 2014-C23	3.19%, due 10/15/2057		239,000
*	WFRBS Commercial Mortgage Trust 2014-C24	1.39%, due 11/15/2047		39,000
*	WFRBS Commercial Mortgage Trust 2014-C25	1.52%, due 11/15/2047		194,000

	Total			48,990,000

	Principal Life Insurance Wrap (Contract #GA8-9578)
*	Morley Stable Income Bond Fund	1.31%, no due date		29,907,000

	Total			29,907,000

	Prudential Insurance Wrap (Contract #GA-62237)
	Prudential Trust Co Collective Trust	2.27%, no due date		48,717,000

	Total			48,717,000

	Mutual Fund:
*	PIMCO Income Institutional Fund	339,000 shares		4,175,000

	Interest Bearing Cash:
*	Wells Fargo Short-Term Investment Fund	Investment Fund S; 18,976,000 units	18,976,000	18,976,000
*	Wells Fargo Short-Term Investment Fund	Investment Fund N; 1,289,000 units	1,289,000	1,289,000

	Total			20,265,000

	Total Investments at Fair Value			$948,677,000

	Notes Receivable from Participants:
		Interest rates: 4.25%-9.25%
*	Notes Receivable from Participants	Maturity dates: 1/3/2015-12/20/2029		$8,704,000

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan

Date: June 19, 2015	By:	/s/ Mandana Sadigh
Mandana Sadigh Senior Vice President and Treasurer Mattel, Inc.